Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

SEI Structured Credit Fund, LP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$81,800,000.00	0.0001531	$12,523.58

Total Transaction Valuation:		$81,800,000.00
Total Fees Due for Filing:				$12,523.58
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$12,523.58